Organigram Reports Second Quarter Fiscal 2019 Results;
Record Net Revenue of $26.9 Million

•	Record net revenue of $26.9 million or more than double the net revenue of Q1-2019

•	Adjusted gross margin of $16.0 million or 60%[1]

•	Adjusted EBITDA of $13.3 million or adjusted EBITDA margin of 49%[1]

•	As planned, an amendment to our licence for Phase 4a and 4b of the Moncton facility was submitted to Health Canada in March for the security perimeter as well as the initial 13 grow rooms in Phase 4a

•	The Phase 4 expansion is being completed in a series of stages which once fully licensed will bring our annualized production up to 113,000 kg by the end of 2019

•	Phase 5 refurbishment underway for an edibles and derivative facility and additional in-house extraction capacity

•	Signed a letter of intent with the Société québécoise du cannabis (SQDC); one of only three licensed producers in Canada to be in all ten provinces

•	Subsequent to quarter-end, all remaining convertible debentures converted which has removed approximately $49.3 million in current liabilities from the balance sheet

MONCTON, APRIL 15, 2019 - Organigram Holdings Inc. (TSX VENTURE: OGI) (OTCQX: OGRMF), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to announce its results for the second quarter ended February 28, 2019 (“Q2” or “Q2 2019”). The Q2 2019 includes the first full quarter of adult-use recreational sales for the Company.

“We executed very well again this quarter and have established Organigram as one of the leaders in the Canadian adult-use recreational market,” said Greg Engel, Chief Executive Officer.

“For the second consecutive quarter, our results reflected operational excellence which translated into record revenue for the Company, industry-leading adjusted gross margin, and positive adjusted EBITDA, all of which differentiates us from most of the Canadian industry today. Our team has already progressed several key initiatives in preparation for the derivative and edibles launch in the fall of 2019. We are excited about the significant growth ahead expected from these new products, our expanding capacity, our strategic partnerships, and our relentless focus on continuous improvement to consistently deliver high quality product to our customers.”

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1 Adjusted gross margin and adjusted EBITDA are non-IFRS measures that are not defined by and do not have any standardized meaning under IFRS; please see the Company’s Q2 2019 Management’s Discussion and Analysis (“MD&A”) for definitions and calculations. The Company adjusted the calculation of adjusted EBITDA in Q2 2019 to add back share-based compensation per the Company’s Q2 2019 Condensed Consolidated Interim Statement of Cash Flows. Using this new methodology, the Q1 2019 adjusted EBITDA would equal 55% compared to 40% under the old methodology.

Select Highlights for the Second Quarter of Fiscal 20192

•

Q2-2019 gross revenue of $33.5 million and net revenue of $26.9 million (less excise taxes) increased exponentially from the same prior year period (Q2-2018) as Q2 2019 included the first full quarter of adult-use recreational sales.

•

Cash cost of cultivation of $0.65 and “all-in” cost of cultivation of $0.85 (including non-cash depreciation and share-based compensation) per gram of dried flower harvested[3] decreased from $1.24 and $1.48, respectively, in Q2-2018 largely due to higher yields per plant.

•

Adjusted gross margin (a non-IFRS measure that excludes the effects of fair value adjustments on biological assets and inventories) increased to $16.0 million or 60% (of net revenue) from $1.8 million or 52% (of net revenue) in Q2 2018 as explained by increased unit volume sales. Q2-2019 reported gross margin (includes fair value adjustments on biological assets and changes in inventory) equalled $8.0 million compared to $6.2 million in Q2-2018.

•

Adjusted EBITDA of $13.3 million or 49% (of net revenue) was positive for the third consecutive quarter and increased from adjusted EBITDA loss of $0.3 million in Q2-2018 driven by exponentially higher unit sales.

•

Sales and marketing and general and administrative (“SG&A”) expenses were $5.7 million (excluding non-cash share-based compensation), up from $2.7 million in Q2-2018. As a percentage of net revenue, SG&A expenses excluding share-based compensation decreased to 21% from 79% in Q2-2018 as management continued with their disciplined approach to overhead spending during this high growth period.

•	Net loss from continuing operations of $6.4 million or $(0.05) per share on a diluted basis, compared to $1.2 million net income, or $0.01 per share on a diluted basis in Q2-2018.

Significant Events

•	During the quarter, the Company signed:

o	a letter of intent with SQDC, making it one of only three Canadian licensed producers to be in all provinces; and

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2 Financial figures relating to 2018 have been restated due to the reclassification of discontinued operations and the reclassification of shipping expense from selling and marketing expense to cost of sales.
3 Cash cost of cultivation per gram of dried flower harvested is a non-IFRS measure that are not defined by and does not have any standardized meaning under IFRS; please see the Company’s Q2 2019 MD&A for definitions and calculations. Cash cost of cultivation excludes significant post-harvest costs including but not limited to extraction, packaging and shipping which need to be added to arrive at cost of sales when inventory is sold.

o

a multi-year extraction agreement with Valens GroWorks Corporation (“Valens”) to extract cannabis from Organigram’s Moncton operation and hemp purchased from 1812 Hemp[4], to produce extract concentrate for oil production and build up inventory of concentrate in advance of the expected launch of derivative based products this fall.

•

Subsequent to quarter end, the Company’s remaining convertible debentures at a carrying value of $49.3 million (approximately $53.7 million of face value as at February 28, 2019) were either voluntarily converted by holders or force converted at a conversion price of $5.42 by the Company as at April 1, 2019 resulting in an issuance of approximately 9.9 million common shares of the Company. The conversion of the debentures has removed the $49.3 million liability from the balance sheet and eliminated a 6% cash coupon payment to the previous maturity of January 31, 2020.

Phase 4 Production Expansion

•

The Phase 4 expansion of the Moncton facility will add 92 incremental grow rooms in stages and construction is anticipated to be complete by the end of calendar 2019. Additional grow rooms are expected to more than triple current production capacity to 113,000 kg per year[5] from 36,000 kg/yr, once it is complete.

•	The Company submitted an amendment to its license to Health Canada for the entire perimeter of Phase 4a and Phase 4b as well as for 13 of the Phase 4a grow rooms in March 2019.

•

In anticipation of receiving licensing, the Company has already begun cloning for these initial 13 rooms. As per previous Phases of expansion, the Company will stagger the licensing amendment submissions and initial use of the remaining rooms to coincide with its production schedule.

•	The expected capital cost for the entire Phase 4 remains unchanged from Q1-2019 at approximately $125 million[5] and Organigram spent $27 million on this Phase in Q2-2019.

Phase 5 Expansion Under Refurbishment

•

The Company owns an additional 56,000 square feet within its existing facility which became available for its use in March 2019 and is currently being refurbished and designed under European Union GMP standards for additional extraction capacity, its own derivatives and edibles facility and additional office space.

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4 703454 N.B. Inc.
5 The forward-looking estimates of additional production capacity and costs related thereto are based on a number of material factors and assumptions. Please see the Company’s Q2 2019 MD&A.

•	Organigram expects primary construction on Phase 5 to be substantially complete by October 2019. The initial capital cost estimate is approximately $48 million[5].

Adult-Use Recreational Launch 2.0 –Derivative and Edible Products

•

The Company believes it is well-positioned for the derivatives launch in the fall of 2019. Organigram is expanding capacity with the Phase 4 and Phase 5 expansions of its Moncton facility as well as the extraction agreement with Valens.

•

Organigram has an exclusive consulting agreement with TGS International LLC, a vertically integrated cannabis company and proven market leader in Colorado[6], to better understand demand for certain derivative-based products, market share trends over time and for the development of commercial scale extraction and product development and processing.

•

The Company is currently focusing its interests on vaporizable pen technologies and a selection of edible products. A chocolate molding line and additional fully automated packaging equipment for product lines such as edibles and other derivative based products have been ordered and short path distillation equipment for edibles and vape pens has been purchased.

•

Organigram believes it has also developed a shelf stable, water-soluble and tasteless cannabinoid nano-emulsion formulation that provides an initial onset within 10 to 15 minutes if used in a beverage. Non-cannabis formulations with a similar molecule size are water-soluble in humans (i.e., absorbed through the bloodstream rather than requiring first-pass liver metabolism, which results in longer onset and duration). The Company expects to receive appropriate research and development licensing in the very near future at which point it will be able to confirm the onset of action and duration of effect. At this point, the Company is not planning to launch its own cannabinoid infused beverages and is actively seeking a strategic partner with proven experience in beverage product development.

Balance Sheet

•

As of February 28, 2019, Organigram has approximately $63.4 million in cash and short-term investments and a low debt to adjusted EBITDA ratio at quarter-end and also generated positive adjusted EBITDA (a non-IFRS measure) in the last three reported quarters.

•	On April 1, 2019, the Company converted the principal amount outstanding of the remaining debentures and eliminated a $49.3 million current liability from its balance sheet.

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6 The Company has no investment or ownership in any entity in the United States nor does it provide any products or services to entities in the United States.

•

Subsequent to quarter-end, Organigram signed an indicative term sheet with a Canadian Schedule 1 chartered bank, as arranger and lead lender and, subject to the completion of due diligence and definitive loan documentation, expects to receive debt financing in the aggregate amount of approximately $140 million, which would include both a term loan to finance the Company’s ongoing expansion plans and revolving debt for general working capital and corporate purposes.

Financial Highlights

(in $000s except for per share amounts)	Q2-2019	Q2-2018	% Change

Gross revenue	$33,473	$2,926	1,044%
Sales recovery (returns)	-	469	(100)%
Excise taxes	(6,539)	-	n/m
Net revenue	26,934	3,395	693%
Cost of sales (incl. indirect production)	10,890	1,624	571%
Gross margin (excluding FV adjustment)[1]	16,044	1,771	806%
FV adjust on bio assets and inventories	(8,086)	4,384	(284)%
Gross margin	7,958	6,155	29%

General and administrative	2,603	1,734	50%
Sales and marketing	3,138	934	236%
Share-based compensation (non-cash)	3,985	1,154	245%
Total expenses	9,726	3,822	154%

Income (loss) from continuing operations	(1,768)	2,333	(176)%

Net financing costs, investment (income) and other loss	5,238	1,143	358%
Income tax recovery	(620)	-	n/m
Net income (loss) from continuing operations	(6,386)	1,190	(637)%
Loss from discontinued operations	-	(114)	n/m
Net income (loss) and comprehensive income	$(6,386)	$1,076	(693)%

Net income (loss) from continuing operations per common share, basic	$(0.049)	$0.010
Net income (loss) from continuing operations per common share, diluted	$(0.049)	$0.009

(in $000 except for per share amounts)	February 28, 2019	August 31, 2018	% Change

Cash and short-term investments	$63,359	$130,064	(51)%
Biological assets	19,835	19,858	0%
Inventories	95,134	44,969	112%
Other current assets	29,416	8,323	253%
Property, plant and equipment	153,282	98,639	55%
Other non-current assets	15,124	714	2,018%
Total assets	$376,150	$302,567	24%

Current liabilities	$66,428	$11,250	490%
Non-current liabilities	32,838	106,723	(69)%
Total liabilities	99,266	117,973	(16)%

Shareholders’ equity	276,884	184,594	50%
Total liabilities and shareholders’ equity	$376,150	$302,567	24%

Capital Structure

	Feb 28, 2019	Aug 31, 2018
(in $000s)
Current and long-term debt	$12,947	$3,298
Convertible debentures	49,332	95,866
(face value)	(53,653)	(112,982)
Shareholders’ equity	276,884	184,594
Total debt and shareholders’ equity	$339,163	$283,758

(in 000s)
Outstanding shares	139,569	125,208
Options	8,292	7,710
Warrants	5,836	8,087
Restricted share units	940	145
Convertible debentures (converted at $5.42)	9,899	20,845
Fully-diluted shares	164,535	161,995

During the quarter, approximately $44.4 million of face value of debentures were converted into common shares of the Company at a conversion price of $5.42, leaving approximately $53.7 million of the face value of debentures outstanding. Subsequent to quarter-end, the remaining face value of debentures outstanding were converted into common shares at a conversion price of $5.42 per share, leaving $nil face value of debentures outstanding.

Outstanding share count as at April 12, 2019 is as follows:

(in 000s)
Outstanding shares	151,844
Options	8,272
Warrants	3,835
Restricted share units	1,024
Fully-diluted shares	164,974

Second Quarter Fiscal 2019 Conference Call

The Company will host a conference call to discuss Q2 2019 earnings results. The details are as follows:

Date:	April 15, 2019

Time:	8:00 a.m. Eastern Time

Toll Free (North America) Dial-In Number:	1-888-231-8191

International Dial-In Number:	647-427-7450 or 778-371-9827

Webcast: https://event.on24.com/wcc/r/1976562/F9C96D11DAF178EB80B684B2404ADD3F

A telephone replay of this conference call will be available shortly after the call's completion until April 22nd, 2019. To access the recording, use the following dial-in number 1-855-859-2056 and conference ID 1387326. A replay of the webcast will be available at the conclusion of the call at the aforementioned webcast link and on the Company’s investor relations website at https://www.organigram.ca/investors/ and will be archived for a period of 90 days following the call.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing the highest-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company's global footprint. Organigram has also developed a portfolio of adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics, Trailer Park Buds and Trailblazer. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act (Canada) and the Cannabis Regulations (Canada).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “could”, “would”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “continue”, “budget”, “schedule” or “forecast” or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances, and the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to the Company’s plans and objectives, or estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; and, statements regarding the Company’s future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature are inherently uncertain and beyond management control. Forward-looking information has been based on the Company’s current expectations about future events.

Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the availability of funds, consummation of due diligence and definitive documentation, the receipt of regulatory approvals or consents, the completion of regulatory processes and registrations, unforeseen construction delays, competitive and industry conditions, customer buying patterns and crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR including the Company’s Annual and Q2 MD&A and AIF (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This news release refers to certain financial performance measures that are not defined by and do not have a standardized meaning under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. These non-IFRS financial performance measures are defined in the MD&A. Non-IFRS financial measures are used by management to assess the financial and operational performance of the Company. The Company believes that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company’s operating results, underlying performance and prospects in a similar manner to the Company’s management. As there are no standardized methods of calculating these non-IFRS measures, the Company’s approaches may differ from those used by others, and accordingly, the use of these measures may not be directly comparable. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

For Investor Relations enquiries, please contact:

Amy Schwalm
Vice-President, Investor Relations
amy.schwalm@organigram.ca
416-704-9057